EXHIBIT 77H

For RiverSource Partners International Select Growth Fund:

During the six-month period ended April 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.

For RiverSource Partners International Small Cap Fund:

During the six-month period ended April 30, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.